EXHIBIT 5


                          June 21, 1995

Conrail Inc.
The Board of Directors
2001 Market Street
Philadelphia, Pennsylvania

Gentlemen and Dr. Feldstein:

     I am Senior Vice-President - Law of Conrail Inc. ("the Company") and, in that capacity, have acted as counsel for the Company in connection with the preparation and filing of a registration statement on Form S-8 (the "Registration Statement") under the Securities Act of 1933, as amended, with the Securities and Exchange Commission, pursuant to which 100,000 Phantom Shares and 100,000 shares of the Company's Common Stock (the "Common Shares") are being registered for issuance in connection with the Company's Annual Performance Achievement Reward Plan For 1995 For Non-Officers (the "Plan").

     I have reviewed the Plan, Board resolutions and the Articles of Incorporation and Bylaws of the Company. I have examined the originals, or copies certified or otherwise identified to my satisfaction, of corporate records of the Company, statutes and other instruments and documents as deemed necessary as the basis for the opinion expressed herein.

     The Board of Directors has reserved 100,000 authorized but unissued shares of the Company's Common Stock for issuance in connection with the Plan and has authorized the issuance of the Phantom Shares and the Common Shares pursuant to the Plan.

     Based upon the foregoing, I am of the opinion that the Phantom Shares and the Common Shares, when issued pursuant to the terms of the Plan, will be duly authorized, validly issued, fully paid and non-assessable.
                                   Very truly yours,

                                   /s/
                                   -------------------------------
                                   Bruce B. Wilson